Exhibit 5
Third Quarter 2010

Message from the Chairman of the Board and the President and Chief Executive Officer

Summary of results for the first three quarters	For the nine months ended September 30, 2010, net income totaled $2,047 million, compared to $2,060 million for the same period in 2009.

This slight decrease in net income is due to a $75-million increase in financial expenses, mitigated by a $30-million increase in net electricity exports. It should be noted that the company has had to limit its net exports since the past summer because precipitation levels in its large hydroelectric reservoirs have been well below average to date in 2010.

In light of the results posted for the first nine months of the year, Hydro-Québec remains confident of reaching net income on the order of $2.4 billion in 2010, in line with the Strategic Plan 2009–2013 and the Québec budget brought down on March 30.

Third quarter	In third quarter 2010, net income amounted to $227 million, compared to $302 million in 2009. This $75-million decrease is mainly due to an increase in Hydro-Québec Production’s short-term electricity purchases, mitigated by higher demand from industrial customers in Québec.

Consolidated results for the first three quarters	Revenue totaled $9,216 million, compared to $9,064 million in 2009. In Québec, revenue from electricity sales amounted to $7,667 million, a $50-million decrease from 2009. Revenue from markets outside Québec was $1,293 million, an increase of $148 million. Other revenue totaled $256 million, compared to $202 million in 2009.

In Québec, the $50-million decrease in revenue from electricity sales is mainly the result of a 3.4-TWh volume reduction stemming from the mild temperatures in winter 2010. This factor was mitigated by higher demand from industrial customers and by the April 1, 2009 and 2010 rate adjustments.

On markets outside Québec, the $148-million increase is mainly due to an increase in Hydro-Québec Production’s electricity sales volume.

Total expenditure amounted to $5,285 million, or $90 million more than in 2009. The mild temperatures recorded in winter 2010 resulted in an $86-million decrease in Hydro-Québec Distribution’s electricity and fuel purchases. They also led to the recognition of a $105-million regulatory asset for revenue variances related to climate conditions, namely the differences between Hydro-Québec Distribution’s actual transmission and distribution revenue and the revenue forecasts established on the basis of the climate normal for rate application purposes. However, these factors were offset by a $136-million increase in Hydro-Québec Production’s short-term electricity purchases and by a $117-million increase in depreciation and amortization expense.

Financial expenses totaled $1,884 million, compared to $1,809 million in 2009. This $75-million increase stems mainly from a decrease in capitalized financial expenses as a result of the commissioning of property, plant and equipment.

Segmented results for the first three quarters	Generation

Hydro-Québec Production posted net income of $1,412 million, compared to $1,532 million for the first three quarters of 2009, a decrease of $120 million. The increase in net exports was offset by higher transmission system reservation costs paid to Hydro-Québec TransÉnergie and by an increase in financial expenses.

Transmission

Hydro-Québec TransÉnergie’s net income amounted to $396 million, a $35-million increase over 2009. Following a decision by the Régie de l’énergie, revenue from native load transmission service increased by $57 million. Revenue from point-to-point transmission services provided to Hydro-Québec Production also increased. These factors were mitigated by an increase in depreciation and amortization expense resulting mainly from a change in depreciation method applied prospectively to assets related to regulated activities, in accordance with a decision by the Régie de l’énergie.

Distribution

Hydro-Québec Distribution posted net income of $238 million, compared to $155 million in 2009, an increase of $83 million. Revenue from electricity sales decreased because of the mild temperatures recorded in Québec in winter 2010, whose effect was mitigated by higher demand for electricity from industrial customers and by the April 1, 2009 and 2010 rate adjustments. The decrease was more than offset by a net reduction in electricity and fuel purchases and transmission costs as well as by the recognition of regulatory assets mainly for revenue variances related to climate conditions in winter 2010. Depreciation and amortization expense also decreased, chiefly due to the amortization of revenue variances related to climate conditions in previous years.

Construction

The Construction segment comprises the operations of Hydro-Québec Équipement and Société d’énergie de la Baie James.

The volume of activity in this segment totaled $1,920 million in the first nine months of 2010, compared to $1,812 million in 2009. Among the major projects under way are Eastmain-1-A/Sarcelle/Rupert and Romaine-2.

Investment	As at September 30, 2010, investments in property, plant and equipment, intangible assets and the Energy Efficiency Plan totaled $2,958 million, compared to $2,892 million in 2009. As expected, a large portion of this amount was devoted to the major capital projects of Hydro-Québec Production, especially the Eastmain-1-A/Sarcelle/Rupert and Romaine-2 hydroelectric developments.

Page 2	Third Quarter 2010

Hydro-Québec TransÉnergie continued investing in its transmission system to integrate new hydroelectric and wind capacity in Québec. It also carried on with its investments in maintenance and improvement to ensure the reliability and long-term operability of its transmission assets and enhance service quality.

Hydro-Québec Distribution kept up investments to handle the growth of its Québec customer base as well as to maintain and improve the quality of its facilities, especially those related to distribution system automation. It also continued implementation of the Energy Efficiency Plan.

Financing	In August, the reopening of the bond issue maturing in February 2050 raised $0.5 billion, bringing total borrowings for the first three quarters of 2010 to $1 billion. The average rate for these financings, contracted on the Canadian market, was 4.62%.

/s/ Michael L. Turcotte	/s/ Thierry Vandal
Michael L. Turcotte	Thierry Vandal
Chairman of the Board	President and Chief Executive Officer
November 12, 2010

Third Quarter 2010	Page 3

CONSOLIDATED STATEMENTS OF OPERATIONS
In millions of Canadian dollars
(unaudited)

		Three months ended		Nine months ended
		September 30		September 30
	Notes	2010	2009	2010	2009
			(restated,		(restated,
			Note 2)		Note 2)

Revenue		2,702	2,558	9,216	9,064

Expenditure
Operations		594	568	1,854	1,831
Electricity and fuel purchases		370	233	958	910
Depreciation and amortization	4	656	588	1,901	1,784
Taxes		201	233	689	670
Regulatory deferrals		(4)	—	(117)	—

		1,817	1,622	5,285	5,195

Operating income		885	936	3,931	3,869

Financial expenses	5	658	634	1,884	1,809

Net income		227	302	2,047	2,060

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
In millions of Canadian dollars
(unaudited)

		Three months ended		Nine months ended
		September 30		September 30
	Note	2010	2009	2010	2009
			(restated,		(restated,
			Note 2)		Note 2)

Balance, beginning of period, published		15,231	14,460	17,312	16,445

Adjustments	2	—	—	(3,901)	(3,743)

Balance, beginning of period, restated		15,231	14,460	13,411	12,702

Net income		227	302	2,047	2,060

Balance, end of period		15,458	14,762	15,458	14,762

The accompanying notes are an integral part of the consolidated financial statements.

Page 4	Third Quarter 2010

CONSOLIDATED BALANCE SHEETS
In millions of Canadian dollars
(unaudited)

		As at September 30,	As at December 31,
	Notes	2010	2009
			(restated,
			Note 2)
ASSETS
Current assets

Cash and cash equivalents		803	472
Short-term investments		789	2,117
Accounts receivable and other receivables		1,504	1,956
Derivative instruments		973	1,324
Regulatory assets		13	71
Materials, fuel and supplies		325	339

		4,407	6,279

Property, plant and equipment		55,034	53,880
Investments		117	109
Derivative instruments		817	753
Goodwill and intangible assets		1,214	1,212
Regulatory assets		1,030	883
Other assets		2,417	1,921

		65,036	65,037

LIABILITIES
Current liabilities

Borrowings		203	29
Accounts payable and accrued liabilities		1,785	2,010
Dividends payable		—	2,168
Accrued interest		516	899
Regulatory liabilities		26	3
Current portion of long-term debt		2,087	586
Derivative instruments		306	246

		4,923	5,941

Long-term debt		36,362	37,113
Derivative instruments		1,718	1,960
Asset retirement obligations		418	391
Regulatory liabilities		—	23
Other long-term liabilities		856	812
Perpetual debt		298	303

		44,575	46,543

EQUITY

Share capital		4,374	4,374
Retained earnings		15,458	13,411
Accumulated other comprehensive income	6	629	709

		16,087	14,120

		20,461	18,494

		65,036	65,037

Commitments and contingencies	9
The accompanying notes are an integral part of the consolidated financial statements.
On behalf of the Board of Directors,

/s/ Jacques Leblanc	/s/ Michael L. Turcotte
Jacques Leblanc	Michael L. Turcotte
Chair of the Audit Committee	Chairman of the Board

Third Quarter 2010	Page 5

CONSOLIDATED STATEMENTS OF CASH FLOWS
In millions of Canadian dollars
(unaudited)

		Three months ended		Nine months ended
		September 30		September 30
	Notes	2010	2009	2010	2009
			(restated,		(restated,
			Note 2)		Note 2)
Operating activities

Net income		227	302	2,047	2,060
Adjustments
Depreciation and amortization	4	656	588	1,901	1,784
Amortization of debt premiums, discounts and issue expenses	5	29	30	93	91
Regulatory deferrals		(4)	—	(117)	—
Other		76	(33)	(6)	(65)
Change in non-cash working capital items	7	111	20	(182)	(448)
Net change in accrued benefit assets and liabilities		(139)	(41)	(430)	(138)

		956	866	3,306	3,284

Investing activities

Additions to property, plant and equipment		(998)	(1,104)	(2,772)	(2,714)
Additions to intangible assets		(21)	(16)	(56)	(47)
Cash receipts from the government reimbursement for the 1998 ice storm		2	5	8	14
Disposal (acquisition) of investments		—	—	11	(15)
Costs related to Energy Efficiency Plan		(50)	(52)	(130)	(131)
Net (acquisition) disposal of short-term investments		(303)	(411)	1,330	2,170
Other		4	—	12	—

		(1,366)	(1,578)	(1,597)	(723)

Financing activities

Issuance of long-term debt		493	1,070	1,034	3,101
Repayment of long-term debt		(186)	(355)	(642)	(570)
Cash receipts arising from credit risk management		667	505	1,597	1,125
Cash payments arising from credit risk management		(635)	(560)	(1,370)	(2,500)
Net change in short-term borrowings		(260)	100	174	530
Dividends paid		—	—	(2,168)	(2,252)
Other		—	(1)	(1)	(2)

		79	759	(1,376)	(568)

Foreign currency effect on cash and cash equivalents		(4)	(5)	(2)	(10)

Net change in cash and cash equivalents		(335)	42	331	1,983

Cash and cash equivalents, beginning of period		1,138	2,326	472	385

Cash and cash equivalents, end of period		803	2,368	803	2,368

Supplementary cash flow information	7
The accompanying notes are an integral part of the consolidated financial statements.

Page 6	Third Quarter 2010

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
In millions of Canadian dollars
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
		(restated,		(restated,
		Note 2)		Note 2)

Net income	227	302	2,047	2,060

Other comprehensive income

Change in deferred (losses) gains on items designated as cash flow hedges	(254)	(13)	309	89
Reclassification to operations of deferred gains on items designated as cash flow hedges	(134)	(193)	(389)	(420)

	(388)	(206)	(80)	(331)

Comprehensive income	(161)	96	1,967	1,729

The accompanying notes are an integral part of the consolidated financial statements.

Third Quarter 2010	Page 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three- and nine-month periods ended September 30, 2010 and 2009
Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.
Note 1 — Basis of Presentation
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the decisions of the Régie de l’énergie (the “Régie”). These decisions affect the timing of the recognition of certain transactions in the consolidated operations, resulting in the recognition of regulatory assets and liabilities, which Hydro-Québec considers it is likely to recover or settle subsequently through the rate-setting process. The quarterly consolidated financial statements, including the present Notes, do not contain all the required information regarding the audited annual consolidated financial statements and should therefore be read in conjunction with the Consolidated Financial Statements and accompanying Notes in Hydro-Québec’s Annual Report 2009.
The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2009, except as regards the changes in accounting policies described in Notes 2 and 3.
Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.
Note 2 — Change in Accounting Policy
Depreciation Method for Property, Plant and Equipment
On January 1, 2010, Hydro-Québec amended the accounting policy on the depreciation of property, plant and equipment in order to adopt the straight-line method. These assets were previously depreciated using the sinking fund method, at a rate of 3%. Management believes that the straight-line method of depreciation best reflects the rate at which Hydro-Québec expects to consume the future economic benefits of these assets. Hydro-Québec has applied this change in accounting policy retrospectively with restatement of prior periods for assets related to non-regulated activities. For assets related to regulated activities, it has applied the change prospectively in compliance with the U.S. Financial Accounting Standards Board’s Accounting Standards Codification 980, “Regulated Operations,” which is the reference accounting standard for the evaluation and measurement of the effects of rate regulation.
The retrospective application of this change in accounting policy resulted in a decrease of $3.9 billion in property, plant and equipment and retained earnings as at January 1, 2010 ($3.7 billion as at January 1, 2009). The change in accounting policy led to an increase in the depreciation expense and a decrease in property, plant and equipment of $117 million for the three months ended September 30, 2010, and of $347 million for the nine months then ended ($34 million and $118 million for the three months and nine months ended September 30, 2009).
Note 3 — Effects of Rate Regulation on the Consolidated Financial Statements
Depreciation Method for Property, Plant and Equipment
In decision D-2010-020 of February 26, 2010, the Régie approved the change in the depreciation method for property, plant and equipment applied by the Transmission Provider and the Distributor. This decision allows the use of the straight-line method of depreciation as of January 1, 2010. Information concerning this change in accounting policy is provided in Note 2, Change in Accounting Policy.
Transmission
In decision D-2010-041 of April 13, 2010, the Régie set Hydro-Québec’s power transmission rates effective January 1, 2010. The new rates take into account a 7.44% return on the rate base, assuming a capitalization with 30% equity. In addition, the Régie allowed the Transmission Provider to recognize retirement costs of $51 million for assets related to Des Cantons substation in operations for 2010. A depreciation expense of $14 million for the three months ended September 30, 2010, and of $39 million for the nine months then ended, was therefore recorded in this regard.

Page 8	Third Quarter 2010

Note 3 — Effects of Rate Regulation on the Consolidated Financial Statements (continued)
Distribution
In decision D-2010-035 of March 30, 2010, the Régie granted an across-the-board increase of 0.35% in Hydro-Québec’s electricity rates, effective April 1, 2010. This increase takes into account a 7.54% return on the rate base in 2010, assuming a capitalization with 35% equity.
As at March 31, 2010, a $105-million variance between actual transmission and distribution revenue and the revenue projections established on the basis of the climate normal for purposes of rate cases had been recognized as a regulatory asset. Were these activities not regulated, actual revenue would have been recognized, such that regulatory deferrals and net income for the three months ended March 31, 2010 would have been $105 million higher and lower, respectively. This adjustement did not have any significant impact on net income for the three months ended June 30 and September 30, 2010.
In decision D-2010-078 of June 15, 2010, the Régie authorized the Distributor to create an account for deferred expenses bearing interest at the authorized rate on the rate base, in order to recognize the costs related to preparatory work for the remote meter-reading project. As at September 30, 2010, costs of $1 million had therefore been recognized as a regulatory asset. The depreciation terms and conditions for this account have not yet been determined.
In decision D-2009-125 of September 29, 2009, the Régie approved an agreement whereby energy deliveries provided for in a power purchase contract with an independent power producer were suspended for 2010. As at December 31, 2009, a $49-million commitment regarding this agreement was recorded on the balance sheet but had no impact on operating results for 2009. In decision D-2010-109 of August 6, 2010, the Régie authorized the continued suspension of the energy deliveries provided for in this contract for 2011. As at September 30, 2010, a $45-million commitment was recorded on the balance sheet but had no impact on operating results for 2010.
Note 4 — Depreciation and Amortization

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
		(restated,		(restated,
		Note 2)		Note 2)

Property, plant and equipment[a]	569	454	1,656	1,374
Intangible assets	24	30	72	91
Regulatory assets and liabilities	55	104	165	314
Write-offs	8	—	8	5

	656	588	1,901	1,784

a)
In 2009, the revision of the useful life of property, plant and equipment gave rise to a $30-million decrease in the depreciation and amortization expense for the three months ended September 30, 2009, and a $90-million decrease for the nine months then ended. As a result of the revision, the maximum depreciation period for some property, plant and equipment used for hydraulic generation has increased from 50 to 100 years. The revision of the useful life of property, plant and equipment did not have any significant impact on the depreciation and amortization expense for the three months and nine months ended September 30, 2010.

Third Quarter 2010	Page 9

Note 5 — Financial Expenses

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009

Interest

Interest on debt securities	652	628	1,862	1,815
Amortization of debt premiums, discounts and issue expenses	29	30	93	91

	681	658	1,955	1,906

Net exchange loss	7	19	3	33

Loan guarantee fees	46	44	137	131

	53	63	140	164

Less
Capitalized financial expenses	73	85	205	238
Net investment income	3	2	6	23

	76	87	211	261

	658	634	1,884	1,809
Note 6 — Accumulated Other Comprehensive Income
Cash flow hedges

	As at September 30
	2010	2009

Balance, beginning of period	709	1,243
Changes during the period	(80)	(331)

Balance, end of period	629	912

Page 10	Third Quarter 2010

Note 7 — Supplementary Cash Flow Information

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009

Change in non-cash working capital items

Accounts receivable and other receivables	413	368	440	255
Materials, fuel and supplies	(1)	12	7	(6)
Accounts payable and accrued liabilities	66	17	(232)	(289)
Accrued interest	(367)	(377)	(397)	(408)

	111	20	(182)	(448)

Investing activities not affecting cash
Increase in property, plant and equipment	8	12	71	101

Interest paid	891	867	1,988	1,969
Note 8 — Employee Future Benefits

	Three months ended
	September 30
	Pension Plan		Other plans
	2010	2009	2010	2009

Accrued benefit cost recognized	6	14	28	26

	Nine months ended
	September 30
	Pension Plan		Other plans
	2010	2009	2010	2009

Accrued benefit cost recognized	16	41	85	79
Note 9 — Commitments and Contingencies
Guarantees
As at September 30, 2010, the potential maximum amount Hydro-Québec could have had to pay under letters of credit or guarantees provided as security totaled $384 million. Of this amount, $277 million was related to energy purchases. Guarantees amounting to $158 million will expire between 2010 and 2018, while others totaling $226 million do not have maturity dates.
As part of the implementation of the plan to capitalize on its interests abroad, which ended in 2008, Hydro-Québec provided guarantees to the purchasers of its interests with regard to contingent tax liabilities and certain other customary representations. These guarantees, for which no liability was recognized, will be in effect until the applicable limitation periods expire, namely until June 30, 2013.

Third Quarter 2010	Page 11

Note 10 — Segmented Information
The following tables contain information related to operations and assets by segment :

	Three months ended
	September 30, 2010
						Intersegment
					Corporate	eliminations
					and Other	and
	Generation	Transmission	Distribution	Construction	Activities	adjustments	Total

Revenue
External customers	431	17	2,239	—	8	7 [a]	2,702
Intersegment	1,031	764	16	674	316	(2,801)	—
Net income (loss)	243	127	(137)	—	(9)	3	227
Total assets as at September 30, 2010	30,360	17,935	12,169	467	4,362	(257)	65,036

	Three months ended
	September 30, 2009
	(restated,
	Note 2)
						Intersegment
					Corporate	eliminations
					and Other	and
	Generation	Transmission	Distribution	Construction	Activities	adjustments	Total

Revenue
External customers	412	18	2,119	—	5	4 [a]	2,558
Intersegment	961	736	17	768	314	(2,796)	—
Net income (loss)	308	129	(148)	—	9	4	302
Total assets as at September 30, 2009	27,994	17,427	11,766	426	6,638	(296)	63,955

a)	Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than in Revenue.

Page 12	Third Quarter 2010

Note 10 — Segmented Information (continued)

	Nine months ended
	September 30, 2010
						Intersegment
					Corporate	eliminations
					and Other	and
	Generation	Transmission	Distribution	Construction	Activities	adjustments	Total

Revenue
External customers	1,447	49	7,679	—	27	14 [a]	9,216
Intersegment	3,519	2,287	52	1,920	971	(8,749)	—
Net income (loss)	1,412	396	238	—	(8)	9	2,047
Total assets as at September 30, 2010	30,360	17,935	12,169	467	4,362	(257)	65,036

	Nine months ended
	September 30, 2009
	(restated,
	Note 2)
						Intersegment
					Corporate	eliminations
					and Other	and
	Generation	Transmission	Distribution	Construction	Activities	adjustments	Total

Revenue
External customers	1,204	45	7,793	—	15	7 [a]	9,064
Intersegment	3,515	2,134	51	1,812	936	(8,448)	—
Net income	1,532	361	155	—	2	10	2,060
Total assets as at September 30, 2009	27,994	17,427	11,766	426	6,638	(296)	63,955

a)	Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than in Revenue.
Note 11 — Comparative Information
Some corresponding period data of the previous year have been reclassified to conform to the presentation adopted in the current period.

Third Quarter 2010	Page 13

CONSOLIDATED FINANCIAL HIGHLIGHTS
In millions of Canadian dollars
(unaudited)

	Three months ended			Nine months ended
	September 30			September 30
Summary of Operations	2010	2009[a]	Change (%)	2010	2009[a]	Change (%)

Revenue	2,702	2,558	5.6 á	9,216	9,064	1.7 á
Expenditure	1,817	1,622	12.0 á	5,285	5,195	1.7 á
Financial expenses	658	634	3.8 á	1,884	1,809	4.1 á
Net income	227	302	24.8 â	2,047	2,060	0.6 â

a)	The 2009 results include adjustments mainly for the retrospective application of a change in accounting policy.

Page 14	Third Quarter 2010

Highlights

Generation	Refurbishment of Gentilly-2 generating station postponed

Hydro-Québec is pushing back the start of the refurbishment of Gentilly-2 nuclear generating station from 2011 to 2012. This decision was taken in light of revised schedules for refurbishment projects now under way at two other CANDU power plants: Point Lepreau (New Brunswick) and Wolsong (South Korea).

Transmission	Wind power integration

To bring the output of the Mont-Louis and Gros-Morne wind farms onto the grid, Hydro-Québec has begun construction of the 230-kV Goémon-Mont-Louis-Gros-Morne line. Work will continue until summer 2011.

Distribution	Electricity rates: No increase in 2011

In the rate application filed with the Régie de l’énergie in August, Hydro-Québec Distribution did not propose any increase in electricity rates for the period from April 1, 2011, to March 31, 2012. This testifies to the division’s commitment to provide high-quality customer service and to its flexible approach to energy supply, while it continues to improve efficiency.

Technological innovation	Hydro-Québec’s research institute

IREQ, Hydro-Québec’s research institute, is celebrating its fortieth anniversary this year. Since its inauguration by Premier Robert Bourassa on September 29, 1970, it has kept Hydro-Québec on the leading edge of the industry and helped extend the company’s expertise into promising new fields, such as emerging renewables (e.g., hydrokinetic and salinity-gradient energy) and ground transportation electrification.

Real-world testing of electric vehicles

In July, Toyota Canada delivered a Prius Plug-In Hybrid (PHV) to Université Laval as part of a real-world test program conducted with the support of Hydro-Québec. The goal of the tests, which will continue throughout the winter, is to evaluate vehicle and driver behavior in a variety of conditions. Among other things, the data collected will be used to help plan the charging infrastructure. Thanks to this initiative and to partnerships with Ford, Mitsubishi and Nissan, Hydro-Québec continues to play an active role in the electrification of ground transportation.

Partnering in innovation

In September, Hydro-Québec signed a three-year partnering agreement with Groupe RSW to carry out a pilot project that will assess the output and performance of two prototype submerged river turbines in the Montréal area. IREQ will contribute its expertise to the project.

Third Quarter 2010	Page 15

Transmission line project	Agreement with Northern Pass Transmission LLC

On October 4, 2010, H.Q. Hydro Renewable Energy, Inc. (HQRE), an indirect wholly owned subsidiary of Hydro-Québec, signed a transmission service agreement with Northern Pass Transmission LLC (NPT), a New Hampshire-based American company that is indirectly owned by two major New England power distributors: Northeast Utilities (75%) and NSTAR (25%).

Under this service agreement, NPT will sell HQRE transmission rights for a 40-year period on a new, 1,200-MW line to be built between the Canada-U.S. border and the city of Deerfield, New Hampshire. These rights will allow Hydro-Québec to increase exports to New England.

NPT plans to submit the agreement to the Federal Energy Regulatory Commission and to the region’s independent system operator, ISO New England, for approval during the last quarter of 2010. It will also undertake to obtain all necessary permits and authorizations over the next 16 to 18 months. If permitting goes according to schedule, construction should begin in late 2012 or early 2013, with commissioning to take place in 2015.

On October 18, Northeast Utilities and NSTAR announced plans to merge.
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